ROYAL STANDARD MINERALS INC.

MANAGEMENT’S DISCUSSION
AND ANALYSIS

THREE AND SIX MONTHS ENDED JULY 31, 2012

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Six Months Ended July 31, 2012
Discussion Dated September 25, 2012

This Management Discussion and Analysis (“MD&A”) is dated September 25, 2012 and unless otherwise noted, should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements (“Financial Statements”) for the three and six months ended July 31, 2012 and the comparative three and six months ended July 31, 2011 and the notes thereto. The Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). This MD&A was written to comply with the requirements of National Instrument 51-102-Continuous Disclosure Obligations. Unless otherwise noted, all amounts reported herein are in United States dollars. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results presented for the three and six months ended July 31, 2012 are not necessarily indicative of the results that may be expected for any future period.

The Financial Statements include the Company’s wholly owned subsidiaries, Kentucky Standard Energy Company, Inc. and Manhattan Mining Co., both United States companies.

For the purposes of preparing this MD&A, management, in conjunction with the Board of Directors, considers the materiality of information. Information is considered material if (1) such information is a change or a fact that has or would reasonably be expected to have, a significant effect on the market price or value of the Company’s common shares; or (2) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (3) if it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board of Directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Additional information relating to the Company can be found on SEDAR at www.sedar.com.

The Company’s common shares are listed in the United States of America on the Over the Counter Bulletin Board “OTC:BB”, under the symbol RYSMF.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements, including in respect of the timing of project development. These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Such statements are based on current expectations, are subject to a number of uncertainties and risks, and actual results may differ materially from those contained in such statements. These uncertainties and risks include, but are not limited to, the strength of the Canadian and US economies; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations. Risks and uncertainties about the Company’s business are more fully discussed under “Risk Factors” contained elsewhere in this MD&A. The Company assumes no obligation to update any forward-looking statement or to update the reasons why actual results could differ from such statements unless required by law.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Six Months Ended July 31, 2012
Discussion Dated September 25, 2012

HIGHLIGHTS

On August 29, 2012, the Company entered into a non-binding letter of intent (the “LOI”) with Scorpio Gold Corporation (“Scorpio”) to sell its Goldwedge, Piñon and Fondaway Canyon property interests to Scorpio in consideration for $2.5 million in cash, 17.5 million shares of Scorpio stock and the assumption by Scorpio of the Company's long-term debt including interest and other amounts due on such principal currently owing to Waterton Global Value, L.P. (“Waterton”), the Company's principal creditor. Pursuant to the letter of intent, Scorpio provided a $250,000 refundable advance deposit to the Company on August 31, 2012 and agreed to advance an additional $100,000 per month until closing. On August 28, 2012, Scorpio’s stock closed at $0.60 per share.

There can be no assurance that a binding agreement will be entered into or that a transaction will ultimately be concluded with Scorpio.

Completion of a transaction will be subject to the negotiation and entering into of a binding agreement and the satisfaction of a number of conditions, including, but not limited to: each of the Company and Scorpio being satisfied with the results of their respective due diligence investigations; Waterton consenting to the transaction and agreeing to terms acceptable to Scorpio on Scorpio’s assumption of the outstanding debt and royalty obligations outstanding to Waterton; the receipt of all requisite approvals from the Company’s shareholders and if applicable, Scorpio’s shareholders; and receipt of all requisite regulatory approvals including the approval of the TSX Venture Exchange.

During the due diligence process, subsequent to July 31, 2012, the Company slowed down daily activity at Goldwedge, its flagship operation, while the future strategy of the Company is resolved. In the interim, the Company is focusing on a maintenance and upkeep program in preparation for the next phase of development at Goldwedge or other developments as deemed most appropriate.

OVERVIEW

The Company is a mineral exploration and mine development company engaged in locating, acquiring, exploring and developing gold and precious metal deposits in Nevada. The Company's flagship Goldwedge Project is located southeast of the Round Mountain gold mine in central Nevada. The Goldwedge Project continues to be the primary focus of the Company. This project is considered to be an advanced exploration development project that is fully permitted by the Nevada Division of Environmental Protection (“NDEP”) for a mine and mill. The Company’s portfolio of gold exploration projects also includes Fondaway Canyon, Piñon and Dixie-Comstock.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Six Months Ended July 31, 2012
Discussion Dated September 25, 2012

GOING CONCERN

The Company’s Financial Statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. Management is aware, in making its assessment, of material uncertainties related to events or conditions that cast significant doubt upon the entity's ability to continue as a going concern. The Company has incurred a loss in the current and prior periods, with a net loss for the three and six months ended July 31, 2012 of $3,658, 212 and $5,890, 318 respectively (three and six months ended July 31, 2011– net loss of $992,355 and $1,245,639 respectively) and has an accumulated deficit of $50,443,812 as at July 31, 2012 (January 31, 2012 – $44,553,494).

The underlying value of the resource properties is dependent upon the existence and profitable recovery of reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability to continue to raise long-term financing to complete the development of the properties and upon future profitable production or, alternatively, upon the Company’s ability to dispose of some or all of its interests on an advantageous basis, all of which are uncertain. There is no assurance that any such initiatives will be sufficient and, as a result, there is significant doubt regarding the going concern assumption and, accordingly, the ultimate appropriateness of the use of accounting principles applicable to a going concern. The Company’s ability to continue to meet its obligations and carry out its planned exploration activities is uncertain and dependent upon the continued financial support of its shareholders, its current creditor, securing additional financing or disposing of some or all of its interests on an advantageous basis. During the year ended January 31, 2012, the Company secured financing of $8,000,000 and subsequently, two loan extensions of $2,000,000 each, bringing the total financing to $12,000,000. The Financial Statements do not reflect the adjustments to the carrying values or classifications of assets and liabilities or to the reported expenses that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations for the foreseeable future. These adjustments could be material.

MINERAL PROPERTIES

Goldwedge Project

The Goldwedge Project, represents the Company’s most advanced project and is located in the Manhattan district of Nye County, approximately eight miles south of the Round Mountain mine and has been issued a mine and mill permit by the NDEP. The Company has been completing the refurbishment of the on-site processing plant which was used for the test mining and processing that took place in 2007 and 2008. The mill was commissioned this past April. The process includes primary crushing and grinding facilities that feed a gravity recovery system. In addition, dry stack tailings containment as well as silt and fresh water ponds are in place.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Six Months Ended July 31, 2012
Discussion Dated September 25, 2012

Testing of the various mineral processing functions commenced during April 2007, and continued throughout 2008, using previously extracted stockpiles of low grade gold feed material, as well as concurrently newly mined material. The plant feed material was processed into gold doré on site. The Company has recently completed construction of the Rapid Infiltration Basins (RIB), dewatered the previously completed underground development and also commenced phase 2 of the underground development program. This phase of the development includes the exploration of defined mineralized zones concurrently with the second phase of decline development. The previous work had concentrated on the development of a spiral decline as a means to explore the deposit at depth. As part of the earlier program, a series of crosscuts were constructed at specific intervals to effectively assess the potential mineralized zones. Phase 2 of the development is concentrated on developing along the strike of known mineralized zones to assess continuity and grade as well as prepare areas for future test stopping. Prior to the current slow-down, mineralized material was sampled daily and analyzed for gold content at the Company’s onsite assay laboratory. The assay laboratory was also recently refurbished and had been approved by the NDEP.

As at July 31, 2012, the Company had recorded an asset retirement obligation (“ARO”) on its Goldwedge Project in the amount of $176,467, representing the net present value of management’s estimated costs to restore the property site to its original condition. In determining these estimated costs, management also reviews calculations prepared by and provided by the state of Nevada, using the Nevada Standardized Reclamation Cost Estimator (“SRCE”). The SRCE is used by the state in calculating the reclamation bond being requested from the Company.

Based on the existing level of terrestrial disturbance and water treatment and monitoring requirements, the discounted ARO for all projects, where applicable, has been estimated by management assuming that the future payments will be made over a ten year period from the date of initial assessment of the ARO’s using a discount rate of 10%.

Project Expenditures

During the three and six months ended July 31, 2012, the Company's exploration and evaluation expenditures on the Goldwedge Project were $1,217,141 and $2,586,006 respectively (three and six months ended July 31, 2011 - $663,512 and $808,599 respectively).

Future Programs

As a result of current discussions with Scorpio, management has slowed down activity on the Goldwedge Project, while the future strategy of the Company is resolved. The Company is focusing on a maintenance and upkeep program in preparation for the next phase of development or other developments as deemed most appropriate.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Six Months Ended July 31, 2012
Discussion Dated September 25, 2012

Other Properties

On June 29, 2005, the Company entered into a five year Purchase Option Agreement with a private individual for all of his patented and unpatented mining claims in the Manhattan Mining District located in Nye County, Nevada. The land package totals approximately 1,600 acres (four patented and 70 unpatented claims). The property’s position adjoins the Company's Goldwedge Mine. The land package includes a number of exploration targets which are of interest to the Company. In addition, the Company's option included the Dixie-Comstock claim group located in Churchill County, Nevada. Dixie-Comstock is a 1,500 acre property containing a gold system that has been explored by a number of major mining companies over the past 20 years. Annual option payments of $48,000 were to be applied to a total purchase price of $600,000. This option was exercised prior to August 31, 2009 and as a result, this property is now 100% owned by the Company.

The Piñon property is made up of certain lease agreements to lease certain properties in Elko County, Nevada. During the three and six months ended July 31, 2012 the Company's exploration and evaluation expenditures on the Piñon property were $4,132 and $37,597 respectively (three and six months ended July 31, 2011 - $1,304 and $16,351 respectively).

The Fondaway Canyon property is located in Churchill County, Nevada. During the three and six months ended July 31, 2012 the Company’s exploration and evaluation expenditures on the Fondaway Canyon property were $35,000 (three and six months ended July 31, 2011-$35,000).

The Kentucky Project is located in Wolfe County, Kentucky. During the three and six months ended July 31, 2012, the Company’s exploration and evaluation expenditures on the Kentucky Project were $3,854 and $9,118 respectively (three and six months ended July 31, 2011-$22,973 and $37,727 respectively). See “Related Party Transactions”. The Kentucky Project represents the Company’s sole venture in coal exploration. The Company continues to review all options with this project.

Under the guidance of IAS 37, the Company had recorded an ARO on the Piñon Project in the amount of $30,123 and on the Kentucky Project $99,954 as at July 31, 2012, representing the net present value of the estimated costs to restore each property to its original condition.

ENVIRONMENTAL LIABILITIES

The Company’s projects in Nevada are subject to regulation and permitting by the NDEP. The Company is not aware of any other environmental liabilities or obligations associated with its mining interests in Nevada. The Company is conducting its operations in a manner that is consistent with governing environmental legislation.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Six Months Ended July 31, 2012
Discussion Dated September 25, 2012

OVERALL PERFORMANCE

The Company was able to secure financing with Waterton, finalizing an $8,000,000 Gold Stream Facility during the prior year’s third quarter and a further $4,000,000 in two loan extensions, $2,000,000 on May 8, 2012 and $2,000,000 on June 27, 2012, bringing the total on the facility to $12,000,000. The Gold Stream Facility has allowed the Company to focus on its Goldwedge Project and its primary objective of completing the processing plant (mill). During the prior year’s fourth quarter, management hired two main contractors to carry out the completion of the mill, which was recently commissioned. The Company continued to prepare the mill for production before the slowdown in operations. During the six months ended July 31, 2012, the Company had incurred $3,167,862 in expenditures, including capitalized interest of $1,081,480, on the mill construction. These costs included significant electrical upgrades, new installations and expenditures related to various test runs. During the construction, the Company encountered many challenges with the existing equipment, due to mechanical failure requiring repeated repairs and replacement. These costs will be depreciated, once the mill is in production.

The Company’s net loss for the six months ended July 31, 2012 was $5,890,318 ($0.07 loss per share) compared to $1,245,639 ($0.01 loss per share) for the six months ended July 31, 2011, an increase of $4,644,679. The increase in the loss is partially attributable to the increased exploration and evaluation expenditures of $1,770,044. The funds made available by the Gold Stream Facility allowed the Company to carry out its mine development and mill construction activities. In addition, general and administrative expenses increased by $1,928,888, mainly attributable to increased professional fees of $1,385,348, representing primarily, legal fees and expenses incurred in addressing the company’s outstanding claims and share-based payments of $348,089, representing the vested amounts during the period for the stock options granted on January 20, 2012. Also contributing to the increased loss were the financing costs associated with the Gold Stream Facility, totaling $1,001,108.

The Company’s future financial condition and operations is dependent on many factors including, the underlying value of the resource properties which is dependent on the underlying mineral claims, the ability to raise additional long-term financing or other forms of financing to enable it to complete the development of the properties and upon future profitable production or, alternatively, upon the Company’s ability to dispose of one or more of its interests on an advantageous basis, all of which are uncertain.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Six Months Ended July 31, 2012
Discussion Dated September 25, 2012

SELECTED FINANCIAL INFORMATION

	Six months	Twelve
	ended	months ended
	July 31,	January 31,
	2012	2012

Total revenues	nil	nil

Net loss for the period	$5,890,318	$6,451,698

Basic and diluted loss per share	$0.07	$0.08

Total issued common shares	83,853,825	83,853,825

Total equipment, net	$5,236,595	$2,084,336

Total assets (including equipment)	$6,424,898	$3,653,198

Total liabilities (excluding long- term debt and related embedded derivative)	$4,833,584	$3,361,101

Total long-term debt and related embedded derivative	$13,020,090	$6,102,644

SUMMARY OF QUARTERLY RESULTS

The following is a summary of selected financial information of the Company for the quarterly periods indicated.

	Ended Jul- 31 2012 $	Ended Apr-30 2012 $	Ended Jan-31 2012 $	Ended Oct-31 2011 $	Ended Jul-31 2011 $	Ended Apr-30 2011 $	Ended Jan-31 2011 $	Ended Oct-31 2010 $
Finance Income	(511)	(612)	(2,285)	(801)	(708)	(497)	(1,149)	(130)
Exploration	1,260,127	1,407,594	996,551	999,865	722,789	174,888	304,872	250,733
General & administrative	1,555,326	702,079	2,338,423	202,442	257,793	70,724	346,144	84,864
Write-off of advances	-	-	-	-	-	-	132,060	-

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Six Months Ended July 31, 2012
Discussion Dated September 25, 2012

Gain on disposal of marketable securities	-	-	-	-	-	-	(275,194)	-
Other expenses (income)	843,270	123,045	(608,991)	1,280,855	12,481	8,169	(12,980)	7,503
Net loss	3,658,212	2,232,106	2,723,698	2,482,361	992,355	253,284	493,753	342,970
Basic & diluted loss per share	0.04	0.03	0.03	0.03	0.01	0.01	0.01	0.00
Weighted average number of shares	83,853,825	83,853,825	83,853,825	83,853,825	83,853,825	83,853,825	83,853,825	83,853,825

REVIEW OF SECOND QUARTER FINANCIAL RESULTS

Revenue

The Company’s Goldwedge Project is the property of main focus. It is still in the exploration and development stage. Until sufficient work has been completed to confirm the technical feasibility and commercial viability of this project, no material revenue will be earned. No revenues have been earned during the quarters presented.

Expenses

The Company’s loss for the three months ended July 31, 2012 was $3,658,212 ($0.04 loss per share) compared to $992,355 ($0.01 loss per share) for the three months ended July 31, 2011, an increase of $2,665,857. On an ongoing basis, management continues to assess the performance of its workforce, making changes where necessary, many of which were carried out in the first quarter. Management is continually challenged with recruiting quality employees who are willing to accept the challenges of working in this remote location. The Company continued to focus on mine development in the second quarter, incurring costs of $911,773 with no comparable amount in the second quarter of the prior year, the result of a more focused effort and a full shift of underground miners. In addition to mining supplies and support costs, the mine development costs included the rental of an underground LHD totaling $ 50,285 and the costs in connection with electrical improvements and maintenance by the Company’s electrical contractor totaling $114,431. Consulting, wages and salaries increased by $199,638 primarily from the various consultants contracted during the quarter and increased staff levels, including an underground mine engineer for $63,359 and an underground mine superintendent for $29,407. The Company was also able to benefit from the sale of exploration and development ore for $214,391.

General and administrative expenses increased by $1,297,533, mainly attributable to increased professional fees of $1,072,001, representing primarily, legal fees and expenses incurred in addressing the company’s outstanding claims, an increase in share based payments of $175,108, representing the vested amounts during the period for the stock options granted on January 20, 2012 and increased corporate development expenses of $60,786, primarily the result of investor relations consulting and costs incurred for the Company’s annual general meeting in July 2012. Also contributing to the increased loss were the financing costs associated with the Gold Stream Facility, a total of $899,080 for the quarter.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Six Months Ended July 31, 2012
Discussion Dated September 25, 2012

REVIEW OF SIX MONTH FINANCIAL RESULTS

The Company’s loss for the six months ended July 31, 2012 was $5,890,318 ($0.07 loss per share) compared to $1,245,639 ($0.01 loss per share) for the six months ended July 31, 2011, an increase of $4,644,679.

The financing provided by Waterton late in the second quarter of 2011, allowed the Company to begin planning for increased activity. This was most evident in 2012, when the Company increased staffing levels in most areas on the Goldwedge Project, including all key operating and reporting functions. During the six months ended July 31, 2012, the Company continued to hire miners, surface and underground diamond drillers, assay laboratory samplers and technical staff. The Company continued to focus on mine development, incurring costs totaling $1,825,395 for the six months ended July 31, 2012. These costs included the mine workforce totaling $558,271, the costs in connection with electrical improvements and maintenance by the Company’s electrical contractor totaling $316,523, the underground LHD rental of $100,570 and the costs associated with the completion of the underground escape way of $108,102. The balance of the costs included in mine development included supplies and support costs. Under consulting, wages and salaries, the Company incurred costs totaling $600,371 for the six months ended July 31, 2012 compared to $159,483 for the six months ended July 31, 2011, an increase of $440,888. During the six months ended July 31, 2012, the Company had a dedicated underground superintendent and a mine engineer under contract, incurring costs of $191,775, a senior mine geologist under contract for $97,957, a project geologist for $29,248 and a contract with a company for security totaling $113,595. The Company’s milling costs of $131,500 for the six months ended July 31, 2012, included staff wages and salaries of $95,741 and various supplies and support costs.

General and administrative costs for the six months ended July 31, 2012 was $2,257,405 compared to $328,517 for the six months ended July 31, 2011, an increase of $1,928,888. The most significant increase related to professional fees, primarily in connection with legal fees and expenses incurred in defending the Company’s outstanding claims. In addition, the Company’s corporate development was of greater focus, including incurring costs associated with the annual general meeting in July. In addition, the Company incurred share-based payment costs of $348,089, representing the vested portion for the period, for the Company’s stock options granted on January 20, 2012.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Six Months Ended July 31, 2012
Discussion Dated September 25, 2012

Also contributing to the loss, were financing costs in connection with the Company’s Gold Stream Facility which totaled $1,001,108 for the six months ended July 31, 2012 compared to $13,000 for the six months ended July 31, 2011, an increase of $988,108.

LIQUIDITY AND CAPITAL RESOURCES

The Company currently has no operating cash flow and has to date, financed its mineral exploration activities and its ongoing expenditures, primarily through equity transactions such as equity offerings, the exercise of warrants and its recent financing arrangement with Waterton. The Company’s financial success will be dependent on the economic viability of its mineral exploration properties to the extent that it can establish reserves and its ability to secure ongoing financing, the support of its shareholders and creditor or the ability to dispose of some or all of its interest on an advantageous basis.

As at July 31, 2012, the Company had cash and cash equivalents of $163,891. Cash used in operating activities was $3,340,152 for the six months ended July 31, 2012. During the six months ended July 31, 2012, the Company experienced a net increase in non-cash working capital items of $321,870, which was due to an increase in accounts payable and accrued liabilities of $516,906, offset by increases in sundry receivables and prepaids of $160,013 and a decrease in due to related parties of $35,023. As at July 31, 2012 and the date hereof, the Company had met its capital commitment obligations to keep its property agreements in good standing.

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at July 31, 2012, the Company had cash and cash equivalents of $163,891 compared to $629,553 as at January 31, 2012, to settle current liabilities of $17,547,130 compared to $6,120,109 as at January 31, 2012. Included in current liabilities are amounts owing on the long-term debt, including the embedded derivative totaling $13,020,090. All of the Company's financial liabilities, excluding those related to the long term debt (including the embedded derivative), have contractual maturities of less than 60 days and are subject to normal trade terms. The Company regularly evaluates its cash position in an effort to maintain its liquidity.

As of the date hereof, the Company had drawn $12,000,000 against the Gold Stream Facility.

There is no assurance that future sales or equity or debt capital will be available to the Company in the amounts or at the times desired, or on terms that are acceptable to the Company, if at all. See “Risk Factors” below.

CONTRACTUAL OBLIGATIONS

(a) Under the terms of the option agreement with Sharpe Resources Corporation (“Sharpe”), the Company was required to incur expenditures of $2,000,000 in total by December 9, 2011 to exercise its option. As noted previously, the Company exercised the option on December 7, 2011. Pursuant to the terms of the option agreement, the Company requested Sharpe to provide additional cash to the Kentucky Project, to match that of the Company, which had exceeded $2,000,000. As of the date hereof, Sharpe had not responded.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Six Months Ended July 31, 2012
Discussion Dated September 25, 2012

(b) Includes optional payments and expenditures required in order to maintain its various mining interests in good standing. In order to maintain its property on the Goldwedge Project, the Company has to pay claim renewal fees to the BLM of approximately $15,000.

(c) The Company had an employment contract dated January 1, 2011 with the former Chief Executive Officer. The contract was for a term of five years, allowing for a base salary of $250,000 per year and also providing for an additional annual bonus payment at the discretion of the Board of Directors. The contract also contained termination provisions entitling the former Chief Executive Officer to receive the greater of three years basic compensation and the amount outstanding for the remainder of the term of the employment agreement only if he is terminated other than for cause or if he terminated his employment for “good reason” which includes material failure by the Company to substantially comply with the terms of the employment agreement. Management has determined that the former Chief Executive Officer is not entitled to any additional compensation since he was terminated with cause.

Management continues to review all contractual obligations and other payables in relation to the Company’s properties and operations. The Company has no operating revenues and therefore it must utilize its current cash reserves, funds obtained from the exercise of stock options, other financing transactions and possibly the disposal of some or all of its interests on an advantageous basis, in order to maintain its capacity to meet ongoing discretionary exploration and operating activities. Although the Company has obtained financing, the Company does not have sufficient funds on hand to meet its current operating and capital requirements; therefore, the Company will continue to seek additional equity or debt financing to generate funds. Refer to “Highlights”, for a discussion of the Company’s discussions with Scorpio.

As at July 31, 2012, the Company had 83,853,825 common shares issued and outstanding, and stock options outstanding to acquire 5,350,000 common shares of the Company. As at July 31, 2012 and the date hereof 2,450,000 options were exercisable. As of the date hereof, the Company had 5,300,000 stock options outstanding that would raise $1,460,000, if exercised in full.

The Company’s liquidity risk with financial instruments is minimal as any excess cash is invested in highly liquid bank-backed guaranteed investment certificates.

The market value of the Company’s investment in Sharpe, a Canadian publicly held company, as at July 31, 2012, was $74,000. The Company can sell the securities to raise funds to settle outstanding obligations. The investment is considered an available for sale investment and the Company has recorded other comprehensive loss on this investment of $76,000 for the six months ended July 31, 2012.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Six Months Ended July 31, 2012
Discussion Dated September 25, 2012

RELATED PARTY TRANSACTIONS

Remuneration of Directors and key management personnel of the Company was as follows:

Six months ended July 31,	2012	2011
Salaries and benefits paid to directors and officers (1)	$192,806	$152,815
Share-based payments	$316,148	-

(1)

Salaries and benefits include director fees. The board of directors do not have employment or service contracts with the Company, except for Ken Strobbe, who provides mine consulting services at the Goldwedge Project totaling $64,407 for the six months ended July 31, 2012 (six months ended July 31, 2011-$nil), included under consulting, wages and salaries for the Goldwedge Project. Directors are entitled to director fees and stock options for their services. In addition, James B. Clancy received an honorarium of $10,000, included above, for providing consulting services in connection with the Kentucky Project for the six months ended July 31, 2012 (six months ended July 31, 2011-$nil).

Paul G. Smith, a director and Chairman of the Board, is the President and Chief Executive Officer of Equity Financial Holdings Inc. (“Equity”), a company providing financial services to the Company. Services provided by Equity totaled $7,090 for the six months ended July 31, 2012 (six months ended July 31, 2011- $2,090).

Due to related parties balance as at July 31, 2012 consists of $nil (January 31, 2012-$22,607), owing to the former CEO and $nil owing to Sharpe (January 31, 2012-$12,416). In addition, included in accounts payable and accrued liabilities is $41,284 (January 31, 2012 - $18,677), owing to the former CEO and $13,485 (January 31, 2012-$nil) owing to the Chief Financial Officer.

SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares and special shares. As at July 31, 2012 and the date hereof, the Company had 83,853,825 common shares outstanding.

As of the date hereof, the Company had 5,300,000 stock options outstanding, as follows:

Number of Options	Exercise Price	Expiry Date
650,000	$0.10	June 26, 2014
4,650,000	$0.30	January 20, 2017

And, 2,450,000 of the outstanding stock options are exercisable.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Six Months Ended July 31, 2012
Discussion Dated September 25, 2012

CONTINGENCIES

(a)

The Company received documents filed in the District Court, Nye County, Nevada, whereby an optionor of mining claims in Nye County, Nevada acquired by the Company, is contending the surface rights acquired by the Company for a patented mining claim. In the opinion of management, the legal proceedings are without merit and the Company intends to vigorously defend itself against this claim.

(b)

The Company received an action against it whereby the Company was requested, by a prior lease holder, to take any and all steps necessary to ensure that the prior lease holders bear no responsibilities or liability for the Company’s failure to comply with the rules and regulations of the Kentucky Energy and Environment Cabinet, Division of Mine Enforcement and Reclamation (the “DMER”). Management had responded to the DMER and is rectifying the notice received from the DMER and as a result no penalty will be assessed and the Company will be in compliance with the rules and regulations of the DMER.

(c)

The Company’s wholly-owned subsidiary, Manhattan Mining Co., received documents filed in the District Court, Nye County, Nevada, from a former vendor contending damages for breach of contract. The vendor is also seeking damages for unjust enrichment and related attorney’s fees and the costs of the suit. The damages sought for breach of contract and unjust enrichment total $37,500. In the opinion of management , the legal proceedings are without merit and the Company intends to vigorously defend itself against this claim

(d)

On September 27, 2011, Hale Capital Management, LP and Hale Capital Partners, LP (together, “Hale Capital”) commenced an action in the New York Supreme Court alleging breach of contract in relation to a term sheet entered into between the Company and Hale Capital on December 11, 2010 (the “Term Sheet”), which set out preliminary terms for Hale to provide financing of up to $15 million for the Company’s Goldwedge Project (the “Hale Transaction”). Hale Capital is seeking the “right to participate” in financing the Company on no less favorable terms and conditions as was agreed upon between the Company and Waterton on June 29, 2011 or, in the alternative, damages for breach of the exclusivity provision contained in the Term Sheet. Hale is also seeking expense reimbursement for legal, travel and due diligence fees incurred by Hale Capital, which allegedly totaled approximately $376,170, as of November 21, 2011. On November 23, 2011, Hale Capital amended their complaint to include the Company’s subsidiary Manhattan Mining Co. Management had estimated these expenses at $330,000 and had accrued this amount in the accounts for the year ended January 31, 2012. During the three months ended July 31, 2012, an additional amount of $165,000 relating to additional legal expenses incurred by Hale Capital had been accrued. A significant portion of these total expenses had been paid during the three months ended July 31, 2012 and continue to be paid subsequent to July 31, 2012.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Six Months Ended July 31, 2012
Discussion Dated September 25, 2012

On September 12, 2012, one of the Company’s contractors claimed a mechanic’s lien upon the Company’s real property in the amount of $162,878.

OFF BALANCE SHEET ARRANGEMENTS

As of the date hereof, management believes the Company does not have any off balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

PROPOSED TRANSACTIONS

As noted under “Highlights”, the Company entered into a non-binding LOI with Scorpio to sell its Goldwedge, Piñon and Fondaway Canyon property interests to Scorpio.

NEW SIGNIFICANT ACCOUNTING POLICIES

No new accounting policies were adopted during the six months ended July 31, 2012.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from those estimates. The Financial Statements for the three and six months ended July 31, 2012 and 2011 include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the Financial Statements for the three and six months ended July 31, 2012 and 2011 and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following and are explained in detail in Note 2 of the audited consolidated financial statements for the years ended January 31, 2012 and 2011:

•	Management’s assumption of material restoration, rehabilitation and environmental obligations, based on the facts and circumstances that existed during the period; and

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Six Months Ended July 31, 2012
Discussion Dated September 25, 2012

•	Management’s assumption used to determine the fair value of the embedded derivative on long-term debt

NEW ACCOUNTING PRONOUNCEMENTS

IFRS 9 Financial Instruments (“IFRS 9”)

IFRS 9 was issued by the International Accounting Standards Board (“IASB”) in October 2010 and will replace IAS 39 Financial Instruments Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The IASB has proposed amending the effective date to January 1, 2015. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 10 Consolidated Financial Statements (“IFRS 10”)

IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are SPEs ("Special purpose entities") in the scope of SIC-12. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27 (2008). IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 11 Joint Arrangements (“IFRS 11”)

IFRS 11 replaces the guidance in IAS 31 Interests in Joint Ventures and SIC 13 - Joint Controlled Entities - Non-Monetary Contributions by Venturers. IFRS 11 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”)

IFRS 12 was issued by the IASB in May 2011. IFRS 12 is a new standard which provides disclosure requirements for entities reporting interests in other entities, including joint arrangements, special purpose vehicles, and off balance sheet vehicles. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Six Months Ended July 31, 2012
Discussion Dated September 25, 2012

IFRS 13 Fair Value Measurement (“IFRS 13”)

IFRS 13, Fair Value Measurement was issued by the IASB on May 12, 2011. The new standard converges IFRS and US GAAP on how to measure fair value and the related fair value disclosures. The new standard creates a single source of guidance for fair value measurements, where fair value is required or permitted under IFRS, by not changing how fair value is used but how it is measured. The focus will be on an exit price. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IAS 1 Presentation of Financial Statements

IAS 1 was amended by the IASB in June 2011 in order to align the presentation of items in other comprehensive income with US GAAP standards. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified. The flexibility to present a statement of comprehensive income as one statement or two separate statements of profit and loss and other comprehensive income remains unchanged. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012.

IAS 28 Investments in Associates and Joint Ventures

As a consequence of the issue of IFRS 10, IFRS 11 and IFRS 12, IAS 28 has been amended and will further provide the accounting guidance for investments in associates and will set out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. This standard will be applied by the Company when there is joint control, or significant influence over an investee. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not include control or joint control of those policy decisions. When determined that the Company has an interest in a joint venture, the Company will recognize an investment and will account for it using the equity method in accordance with IAS 28. IAS 28 is required to be applied for annual periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

Future Accounting Changes

The IASB is expected to publish new IFRSs on the following topics in early 2012. The Company will assess the impact of these new standards on the Company’s operations as they are published.

•	Hedge accounting
•	Leases
•	Revenue recognition and
•	Financial instruments

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Six Months Ended July 31, 2012
Discussion Dated September 25, 2012

MANAGEMENT OF CAPITAL

The Company manages its capital with the following objectives:

  to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and
  to maximize shareholder return through enhancing the share value.

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.

The Company considers its deficiency to be equity, comprising share capital, reserves, accumulated deficit and accumulated other comprehensive loss which as at July 31, 2012 totaled $11,428,776 (January 31, 2012 - $5,810,547). Included in the Financial Statements is an accumulated deficit of $50,443,812 as at July 31, 2012 (January 31, 2012 – $44,553,494).

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is regularly updated based on activities related to its mineral properties. Selected information is provided to the Board of Directors of the Company. The Company’s capital management objectives, policies and processes have remained unchanged during the six months ended July 31, 2012 and 2011.

The Company has cash balances and interest-bearing debt. The Company's current policy is to invest excess cash in guaranteed investment certificates, banker’s acceptance and money market deposits, with reputable financial institutions. The Company regularly monitors its cash management policy. The Company’s interest bearing debt is its Gold Stream Facility which bears interest at the rate of 9% per annum. The Company is also obligated to pay a profit participation amount, on each repayment date, when the spot price of gold is in excess of $1,600 an ounce on the business day immediately preceding the repayment. In addition, the Company is obligated to pay an amount in excess of the scheduled repayment amount, equal to approximately 33%.

The Company’s functional and reporting currency is the US dollar and major purchases are transacted in US dollars. An operating account is maintained in Canadian dollars primarily for settlement of general corporate expenditures.

Sensitivity analysis

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a twelve month period. The sensitivity analysis shown in the notes below may differ materially from actual results.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Six Months Ended July 31, 2012
Discussion Dated September 25, 2012

  The Company’s marketable securities are subject to fair value fluctuations. As at July 31, 2012, if the fair value of the marketable securities had decreased/increased by 10% with all other variables held constant, comprehensive loss for the six months ended July 31, 2012 would have been approximately $7,400 higher/lower. Similarly, as at July 31, 2012, reported shareholders’ deficiency would have been approximately $7,400 lower/higher as a result of a 10% decrease/increase in the fair value of marketable securities.

  Cash, sundry receivables and accounts payable and accrued liabilities denominated in Canadian dollars are subject to foreign currency risk. As at July 31, 2012, had the US dollar weakened/strengthened by 5% against the Canadian dollar with all other variables held constant, the net loss and comprehensive loss would be affected by approximately $50,000.

  The fair value of the embedded derivative on the long-term debt is determined by the gold price at the repayment dates. When the gold price is over $1,600 per once, the embedded derivative would have a value. As at July 31, 2012, had the future gold price increased/decreased $50 per ounce, it would affect net loss and comprehensive loss by approximately $114,000.

  Commodity price risk could adversely affect the Company. In particular, the Company’s future profitability and viability of development depends upon the world market price of coal and precious metals. Coal and precious metals have fluctuated widely in recent years. There is no assurance that, even as commercial quantities of coal and precious metals may be produced in the future, a profitable market will exist for them. A decline in the market price of coal and precious metals may also require the Company to reduce its mineral properties, which could have a material and adverse effect on the Company’s value. As at July 31, 2012 and the date hereof, the Company is not a coal or precious metal producer. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings, debt offerings and the exercise of stock options. This may also affect the Company’s liquidity and its ability to meet its ongoing obligations. See “Risk Factors”.

RISK FACTORS

An investment in the securities of the Company is highly speculative and involves numerous and significant risks. Such investment should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. Prospective investors should carefully consider the risk factors below.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Six Months Ended July 31, 2012
Discussion Dated September 25, 2012

Exploration Stage Company and Exploration Risks

The Company is a junior resource company focused primarily on the acquisition and exploration of mineral properties located in the United States and, as such, is engaged in a highly speculative business. The properties of the Company have no established reserves. There is no assurance that any of the projects can be mined profitably. Accordingly, it is not assured that the Company will realize any profits in the short to medium term, if at all, from its mineral properties. Any profitability in the future from the business of exploration will be dependent upon developing and commercially mining an economic deposit of minerals, which in itself is subject to numerous risk factors. The exploration and development of mineral deposits involve a high degree of financial risk over a significant period of time that even a combination of management’s careful evaluation, experience and knowledge may not eliminate. There are a number of uncertainties inherent in any exploration and development program, including the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits, and the construction of mining and processing facilities.

While discovery of ore-bearing structures may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration, development and production programs of the Company will result in profitable commercial mining operations. The profitability of the Company’s operations will be, in part, directly related to the cost and success of its exploration and development programs, which may be affected by a number of factors. Substantial expenditures are required to establish reserves that are sufficient to commercially mine some of the Company’s properties and construct, complete and install mining and processing facilities on those properties that are actually mined and developed.

No History of Profitability from Mineral Exploration

The Company is a development stage company with no history of profitability from mineral exploration. There can be no assurance that the operations of the Company will be profitable in the future. The Company has limited financial resources and will require additional financing to further explore, develop, acquire, retain and engage in commercial production on its property interests and, if financing is unavailable for any reason, the Company may become unable to acquire and retain its mineral concessions and carry out its business plan.

Market Fluctuations and Commercial Quantities

The market for minerals is influenced by many factors beyond the control of the Company such as changing production costs, the supply and demand for minerals, the rate of inflation, the inventory of mineral producing companies, the international economic and political environment, changes in international investment patterns, global or regional consumption patterns, costs of substitutes, currency availability and exchange rates, interest rates, speculative activities in connection with minerals, and increased production due to improved mining and production methods. The metals industry in general is intensely competitive and there is no assurance that, even if commercial quantities and qualities of metals are discovered, a market will exist for the profitable sale of such metals. Commercial viability of precious and base metals and other mineral deposits may be affected by other factors that are beyond the Company’s control including particular attributes of the deposit such as its size, quantity and quality, the cost of mining and processing, proximity to infrastructure and the availability of transportation and sources of energy, financing, government legislation and regulations including those relating to prices, taxes, royalties, land tenure, land use, import and export restrictions, exchange controls, restrictions on production, as well as environmental protection. It is impossible to assess with certainty the impact of various factors that may affect commercial viability so that any adverse combination of such factors may result in the Company not receiving an adequate return on invested capital.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Six Months Ended July 31, 2012
Discussion Dated September 25, 2012

Mining Risks and Insurance

The Company is subject to risks normally encountered in the mining industry, such as unusual or unexpected geological formations, cave-ins or flooding. The Company may become subject to liability for pollution, damage to life or property and other hazards if mineral exploration against which it or the operator of its exploration programs cannot insure or against which it or such operator may elect not to insure because of high premium costs or other reasons. In addition, insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon the Company’s financial condition and results of operations.

Environmental Risk

The mining and mineral processing industries are subject to extensive governmental regulations for the protection of the environment, including regulations relating to air and water quality, mine reclamation, solid and hazardous waste handling and disposal and the promotion of occupational health and safety, which may adversely affect the Company or require it to expend significant funds.

Title Risk

The validity of unpatented mining claims on public lands, which constitute most of the Company’s property holdings, is often uncertain and may be contested and subject to title defects.

Property Interests

The Company's gold and coal interests being the Goldwedge Project, Dixie-Comstock Project, Piñon Project, Fondaway Canyon Project and Kentucky Project (collectively “Property Interests”) are the only projects that are currently material to the Company. As noted under “Highlights”, the Company entered into an LOI with Scorpio and as a result, is not in a position financially or as a result of the LOI, to consider the acquisition or development of additional properties. Hence, the Company will be solely dependent upon its current Property Interests. As a result, any adverse developments affecting the Company's existing Property Interests would have a material adverse effect on the Company’s financial condition and results of its operations.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Six Months Ended July 31, 2012
Discussion Dated September 25, 2012

Credit Risk

Credit risk is the risk of loss associated with counterparty’s inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash and reclamation bonds. The Company has no significant concentration of credit risk arising from operations. While cash and reclamation bonds are held with reputable financial institutions from which management believes the risk of loss to be minimal, there can be no assurances that such institutions will not encounter economic difficulties, which may, in turn, have a material adverse effect on the Company.

Liquidity Risk

There is a risk that the Company will not be able to meet its financial obligations when they become due, or can only do so at excessive cost. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. However, since the Company does not have any revenue, there is a risk that the Company will not have sufficient cash resources to meet liabilities as they come due.

Commodity Prices

The value and price of the Company’s securities, its financial results, and its exploration, development and mining activities may be significantly adversely affected by declines in the price of gold, other precious metals and coal. Gold prices fluctuate widely and are affected by numerous factors beyond the Company’s control, such as interest rates, exchange rates, inflation or deflation, fluctuation in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of gold producing countries throughout the world.

Government Regulation

The Company’s mineral exploration and development activities, if any, are subject to various laws governing prospecting, mining, development, production, taxes, labor standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. The Company can provide no assurance that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail the Company’s exploration, production or development activities. There is no guarantee that the Company’s exploration licenses will be extended or that new exploration licenses will be approved. In addition, such exploration licenses could be changed and there can be no assurances that any application to renew any existing licenses will be approved. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations, if any. There can be no assurance that the Company will be able to obtain these permits in a timely manner.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Six Months Ended July 31, 2012
Discussion Dated September 25, 2012

Capital Investment

The ability of the Company to continue exploration and development of its property interests will be dependent upon its ability to raise significant additional financing hereafter. There is no assurance that adequate financing will be available to the Company or that the terms of such financing will be favorable. Should the Company not be able to obtain such financing, its properties may be lost entirely.

Conflicts of Interest

Certain of the directors and officers of the Company may also serve as directors and officers of other companies involved in base and precious metal exploration and development and consequently, the possibility of conflict exists. Any decisions made by such directors involving the Company will be made in accordance with the duties and obligations of directors to deal fairly and in good faith with the Company and such other companies. In addition, such directors declare, and refrain from voting on, any matters in which such directors may have a conflict of interest.

Dependence on Key Employees

The Company’s business is dependent on retaining the services of a small number of key employees. The success of the Company is, and will continue to be, to a significant extent, dependent on the expertise and experience of these employees. The loss of one or more of these employees could have a materially adverse effect on the Company.

RISK MANAGEMENT

Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors provides regular guidance for overall risk management.

DISCLOSURE OF INTERNAL CONTROLS

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the consolidated financial statements, and (ii) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the consolidated financial statements.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Six Months Ended July 31, 2012
Discussion Dated September 25, 2012

In contrast to the certificate required under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (NI 52-109), the Company utilizes the Venture Issuer Basic Certificate, which does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing the Certificate are not making any representations relating to the establishment and maintenance of:

(i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and (ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Six Months Ended July 31, 2012
Discussion Dated September 25, 2012

ADDITIONAL DISCLOSURE FOR VENTURE CORPORATIONS

The following table sets forth a breakdown of the components of general and administrative expenditures for the Company, for the six months ended July 31, 2012 and 2011.

	July 31, 2012 $	July 31, 2011 $
Detail
Corporate development	134,818	18,127
Insurance	12,585	10,370
Office and general	23,959	617
Professional fees	1,501,060	115,712
Consulting, wages and salaries	197,705	183,215
Share-based payments	348,089	-
Travel	38,972	-
Depreciation	217	476

Total	2,257,405	328,517